Exhibit 12.01

Arlington Asset Investment Corp.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(14,512)	$(32,403)	$55,189	$14,253	$30,788
Distributed income of equity investees	809	1,628	413	90	384
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	29,222	18,889	11,391	8,529	4,965
Rentals	87	92	83	81	88
Total fixed charges	$29,309	$18,981	$11,474	$8,610	$5,053
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$15,606	$(11,794)	$67,076	$22,953	$36,225
Ratio of earnings to fixed charges	(A)	(A)	5.8	2.7	7.2

(A)

For the years ended December 31, 2016 and 2015, the ratio coverage in the period was less than 1:1. The Company would have had to generate additional earnings of $13,703 and $30,775, respectively, to achieve coverage of 1:1 in those periods.